

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2022

Anthony Saldana
Executive Vice President & General Counsel
Digital Media Solutions, Inc.
4800 140th Avenue N., Suite 101
Clearwater, FL

>   **Re: Digital Media Solutions, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed on August 31, 2022**
>   **File No. 333-267172**

Dear Mr. Saldana:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Janice Adeloye at 202-551-3034 or Lilyanna Peyser at 202-551-3222 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Trade & Services